

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

July 26, 2016

Via E-mail
Mr. Patrick Carroll
Chief Financial Officer
Lepercq Corporate Income Fund L.P.
One Penn Plaza, Suite 4015
New York, New York 10119-4015

> **Re:** **Lepercq Corporate Income Fund L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 033-04215**

Dear Mr. Carroll:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on February 25, 2016

Exhibits 31.1 and 31.2

1. We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. Please refer to Exchange Act Rule 13a-14(a) and Item 601(B)(31) of Regulation S-K.

Item 8. Financial statements and supplementary data, page 31

Notes to consolidated financial statements, page 37

(3) Investments in real estate and real estate under construction, page 42

2.   Given the acquisition of the industrial property in Richmond, Virginia in November 2015, please tell us why you did not provide financial statements in compliance with Rule 3-14 of Regulation S-X for this property or pro forma financial statements showing the effects this transaction will have on the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities